Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended
	2015	2014	2013	2012	2011

Income from continuing operations	$73,081	$73,399	$55,405	$50,306	$48,620
Fixed charges	18,324	14,634	12,296	10,098	6,670
Capitalized interest	(827)	(1,506)	(932)	(130)	(45)
Income allocated to non-controlling interests	-	-	-	(37)	(191)
Earnings	$90,578	$86,527	$66,769	$60,237	$55,054

Fixed Charges
Interest expense (includes amortization of debt issue costs and capitalized interest)	17,497	13,128	11,364	9,931	6,434
Capitalized Interest	827	1,506	932	130	45
Income allocated to non-controlling interests	-	-	-	37	191
Total fixed charges	18,324	14,634	12,296	10,098	6,670
Preferred stock dividend (excludes preferred stock redemption charge)	2,454	3,273	3,273	3,273	5,512
Total fixed charges and preferred dividends	$20,778	$17,907	$15,569	$13,371	$12,182

Ratio of earnings to fixed charges	4.94	5.91	5.43	5.97	8.25

Ratio of earnings to fixed charges and preferred dividends	4.36	4.83	4.29	4.51	4.52